330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700
Fax: +1.312.993.9767
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
November 13, 2023	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:     Taylor Beech, Mara Ransom
                    Keira Nakada, Theresa Brillant

Re:               UL Solutions Inc.
                     Amendment No. 8 to Draft Registration Statement on Form S-1
                     Submitted on October 10, 2023
                     CIK No. 0001901440

Ladies and Gentlemen:

On behalf of our client, UL Solutions Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated October 25, 2023 relating to the Company’s Amendment No. 8 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has publicly filed the registration statement on Form S-1 (the “Registration Statement”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8.

November 13, 2023 Page 2
Risk Factors
Risks Relating to our Indebtedness, page 67
1.    Revise to eliminate redundancy in this section, as it appears you repeat some risks, and enhance your risk factor discussion to quantify the amount of indebtedness you have incurred or will incur in the near future in order to put the magnitude of these risks in context.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 67 of the Registration Statement.
Anti-takeover provisions in our governing documents…, page 79
2.    Please revise this risk factor to address the fact that from and after the Trigger Date, you will have a classified board, will not permit stockholders to act by written consent, will only permit special stockholders meetings to be called by the chairperson of your board of directors, your CEO or your board of directors, and will require a supermajority vote to amend your charter and bylaws.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 78 and 79 of the Registration Statement.
Dilution, page 91
3.    Please ensure that “pro forma” defined herein is consistent with the “pro forma” under your capitalization disclosure on page 89.  In this regard, you reflect the net proceeds from the sale of $300 million notes, other borrowings of $200 million, and a $600 million payment of special cash dividend in your pro forma capitalization table.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 89 and 91 of the Registration Statement.
Exhibits
4.    We note that you intend to close your offering of 6.500% senior notes due 2028 on October 20, 2023.  When available, please file the related notes, indenture, and registration rights agreement as exhibits to your registration statement, or tell us why you are not required to do so.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the exhibit index on page II-3 of the Registration Statement.
*     *     *

November 13, 2023 Page 3
Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of Latham & Watkins LLP

cc:	Jennifer F. Scanlon, UL Solutions Inc.
Ryan D. Robinson, UL Solutions Inc.
Jacqueline K. McLaughlin, UL Solutions Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP
3